

Mail Stop 4561

September 21, 2015

Michael Onghai
Chief Executive Officer
LookSmart Group, Inc.
555 California Street, #324
San Francisco, CA 94105

>    **Re:    LookSmart Group, Inc.**
>    **Form 10-12G**
>    **Filed August 25, 2015**
>    **File No. 000-55440**

Dear Mr. Onghai:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Item 15.  Financial Statements and Exhibits

1.     We note that your exhibit list only includes one material contract to be filed pursuant to Item 601(b)(10) of Regulation S-K.  We also note that LookSmart, Ltd.'s exhibit list included 33 material contracts in its most recent annual report on Form 10-K.  Please revise to include all material contracts required to be filed by Item 601(b)(10) or advise.

Exhibit 2.2

2.     Please tell us what consideration you have given to filing schedules or similar attachments to your assignment and assumption agreement.  If you believe the schedules or similar attachments are not material, please file a revised agreement that contains a list that briefly identifies the contents of all omitted schedules.  See Item 601(b)(2) of Regulation S-K.

Exhibit 99.1

Information Statement Cover Page, page 2

3.      We note the statement on page 2 of your information statement that no vote of LookSmart, Ltd.'s stockholder is required and that stockholders are not being asked for a proxy and are requested not to send you a proxy in connection with the separation of LookSmart Group, Inc. from LookSmart, Ltd.  Please reconcile this statement with the preliminary proxy statement filed by LookSmart, Ltd. and the Form F-4 filed by Pyxis Tankers on April 23, 2015.  In those documents, it appears that the LookSmart, Ltd. shareholders are being asked to vote to approve the spin-off.

4.      Please provide us with an analysis of why you believe you are an emerging growth company.  In this regard, we note that you are continuing the business of LookSmart, Ltd., which was not an emerging growth company.  We may have further comments after we review your response.

Business Overview

Planned Separation, page 6

5.      We note that your board of directors engaged Gruppo, Levey & Co. and Source Capital Group, Inc. to act as its financial advisors and that the advisors rendered an opinion that the separation, distribution and merger transactions were fair to LookSmart, Ltd.'s stockholders.  Please tell us what consideration you have given to further summarizing the opinion in your information statement and filing it as an exhibit to your registration statement.

Risk Factors

Risks Related to the Separation and the Distribution

Transfer or assignment to us of some contracts and other assets may require…, page 13

6.      We note that the transfer or assignment of some of the contracts and other assets in connection with the separation may require the consent of a third party to the transfer or assignment.  Please disclose whether there are any material contracts or other assets that require the consent of a third party, and if so, whether you expect to obtain any such consent.

Risks Related to Our Business, page 14

7.      Please include a separate risk factor that discusses that your auditor has issued an opinion that raises substantial doubt about your ability to continue as a going concern.   In

particular, your disclosures should include a discussion of the amount of cash on hand and your burn rate.  Make similar revisions to your liquidity disclosure within the MD&A section.

Management

Board of Directors, page 65

8.      For each director, please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.  See Item 401(e) of Regulation S-K.

Certain Relationships and Related Transactions, and Director Independence, page 68

9.      Please revise to summarize the agreements you have entered into with LookSmart, Ltd. in connection with the separation, distribution and merger transactions.  Additionally, we note that from December 2014 to March 2015, Snowy August Management LLC, a company affiliated with your chief executive officer, advanced to you funds in the aggregate amount of $750,000.  Please discuss this transaction here and file any related agreements as exhibits.  Refer to Items 404(d) and 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone, Staff Accountant, at (202) 551-3312 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters.  Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3456 with any other questions.

Sincerely,

/a/ Matthew Crispino

Matthew Crispino
Staff Attorney
Office of Information Technologies
and Services

cc:     Jay Kaplowitz, Esq.
        Sichenzia Ross Friedman Ference LLP